EXHIBIT - 4.4

                                     EX-4.4

                       FIRST FLORIDA COMMUNICATIONS, INC.
                   5625 South University Drive, Dane, Florida
                        (954) 252-9577 FAX (954) 252-9599

                      LEASE AGREEMENT FOR TRANSPONDER TIME

          This Agreement between Video Catalog Channel (VCC) and First Florida Communications, Inc. (FFCI) is for the subleasing by VCC for the usage of certain designated times for FFCI's transponder, the 36 MHz C-band satellite transponder (Channel 20) on SatCom 3-R. based upon the following terms and conditions:

For and to the benefit of each party, the parties agree to be mutually bound to the following terms and conditions:

1. START DATE - If all terms can be met and executed, your start date could be beginning with the broadcast week 44 beginning with Monday October 25, 1999.

2. TERM - The term will be for the duration of FFCI's lease for the transponder but will be voidable by either party upon 120 days notice.

3. PAYMENT - Sublease rental paid by VCC to FFCI will be in the amount of $40,000.00 monthly paid on the first day of Broadcast October 25, 1999, and each month thereafter, plus an amount equal to Fifteen (15%) Percent of all VCC sales (net returns, cancellations and credit card fees) to C-band customers who register as new customers subsequent to VCC's first broadcast on Satcom 3-R paid on a monthly basis at the end of the first month and each month thereafter.

4. TIME USAGE - VCC will have full usage of the transponder for a period of 18 hours per day, seven days per week. FFCI will have use of the transponder for the time periods of 5.00 P.M. to 11:00 P M. EST. It is anticipated that amendments to this time may be forthcoming in which FFCI will need more time usage of the transponder up to a maximum of an additional 6

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hours which will pro-rationally reduce the sublease rental payments made by VCC.
Such amendments must be presented to VCC at least 30 days in advance.

5. AFFILIATE COVERAGE - Both FFCI and VCC currently have affiliate coverage for 24 hours per day 7 days per wk to air broadcasting over the aforementioned transponder for which weekly affidavits are available. Both parties will maintain their current affiliate coverage for the benefit and usage of the other party. Each party will submit their affiliate lists showing locations, call numbers and letters, and the number of households each serves one to the other along with the exchange of weekly affidavits.

6. MODIFICATIONS - Any changes to this agreement must be in writing signed by the authoritative corporate officers of each corporation.

7. FUTURE RELATIONSIIIPS - It is anticipated that future relationships between the corporate entities may alter, modify, or void this sublease in part or totality.

The signatories below have the authority to bind, commit, and execute this document for and in behalf of their respective corporation/company and that respective company/ corporation shall become legally bound, obligated, committed, and a party to the terms set down above.

Date

John W. Pirkle, President Video Catalog Channel, Inc.

Date

Douglas E. Costa,  CEO/President First Florida Communications, Inc.